NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2015 SECOND QUARTER

AND SIX-MONTH RESULTS

-- Net Income Increases For Quarter and Six-Month Period --

HONG KONG — November 10, 2014 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2015 second quarter ended September 30, 2014 -- reflecting gross margin improvement and sharply improved net income.

Net income for the fiscal 2015 second quarter increased to $372,000, or $0.10 per diluted share, from net income of $153,000, or $0.04 per diluted share, a year earlier. Net sales for the same period were $5.88 million compared with $5.85 million in the same period a year earlier.

Net income for the six-month period increased to $628,000, or $0.17 per diluted share, from $303,000, or $0.08 per diluted share, a year earlier despite a decrease in net sales. Net sales for the six-month period were $11.48 million compared to $11.72 million a year ago.

“Results for both the second quarter and the year-to-date period reflect a previously highlighted strategy to focus on higher margin business and transition away from certain low margin OEM engagements, despite the expected short-term impact to sales,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

“The phasing out of lower margin business is still ongoing and should be completed on or before the end of the company’s fiscal year; and, we are guardedly optimistic that our focus on higher margin business will mitigate the short-term impact on sales turnover and the absorption of expenses,” Kohl said.

He noted the company’s higher margin business strategy incorporates both the on-going streamlining initiatives as well as the company’s efforts to transition much of the labor-intensive assembly manufacturing activities from China to Myanmar. Kohl added that results for the quarter benefited from the sale of obsolete machinery and equipment, which had been fully written off, but retained excellent resale value. “The sale of these assets is consistent with the company’s streamlining initiatives, supported by a planned machinery and equipment upgrade,” Kohl added.

He also added that wage inflation in Hong Kong and China remains a concern, particularly in the areas of administration and engineering, and the company continues to carefully monitor the situation and address it, as appropriate.

Kohl noted results for the past two quarters were still impacted by direct and indirect costs and expenses associated with supporting and upgrading the assembly operation of the company’s subcontractor and joint venture partner in Myanmar. He added that the company is continuing its efforts to acquire a majority interest in the Myanmar operation from the local current subcontractors. “This potential investment has been enabled by recent changes to business laws in Myanmar permitting foreign direct investment and participation in domestic companies, within a structure that is still evolving. Highway Holdings’ investment in the Myanmar facility still is subject to central government approval and new procedures for which the timing is still unknown,” Kohl said.

He added that the operation in Myanmar, based on present business volume, has achieved profitability, and the company’s interest in the Myanmar operation is accounted for under an equity method in the company’s consolidated financial statements.

Gross profit for the fiscal 2015 second quarter increased to $1.41 million from $1.39 million a year ago due to increased gross margins. Gross profit as a percentage of sales for the same period was 24.0 percent compared with 23.8 percent a year earlier. Gross profit for the fiscal 2015 six-month period increased to $2.74 million from $2.64 million a year ago, while gross profit as a percentage of sales increased to 23.9 percent from 22.5 percent in the same period in fiscal 2014.

Kohl said he is cautiously optimistic about the company’s long-term sales and earnings growth opportunities, supported by current and new business trends – including the ongoing transfer of an increasing volume of the company’s labor-intensive assembly work to operations in Myanmar. Once our existing and new customers overcome their concerns about manufacturing their products in Myanmar, we believe that they will come to appreciate the benefits of our lower cost, high-quality assembly facilities and will agree to a cost structure that is mutually beneficial,” Kohl added.

Net income for the second quarter was impacted by a small currency exchange loss of $13,000 compared with $27,000 exchange loss for the same period last year – reflecting a weakening RMB at September 30, 2014. For the fiscal 2015 six-month period, the company realized a reduced currency exchange loss of $12,000 compared with a currency exchange loss of $24,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses as a result of the fluctuation of currency exchange rates.

Kohl highlighted the company’s strong balance sheet, with cash of $7.78.million, or approximately $2.05 per diluted share, compared with $1.24 per diluted share a year earlier, exceeding all of its short- and long-term liabilities by $4 million. He noted that the company’s cash position has significantly increased with the substantial return of the Chinese custom deposits, as mentioned in the previous quarterly releases. In addition to the returned customs deposits and of release of restricted cash by the company’s bank, the phase out of certain lower margin business is expected to support increased cash flow which will result in a higher cash position.

Current liabilities at September 30, 2014 totaled $3.73 million and current assets were $14.49 million. Total shareholders’ equity at September 30, 2014 was $12.4 million, or $3.27 per diluted share, compared with $12.15 million, or $3.21 per diluted share, at March 31, 2014.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2014	2013	2014	2013

Net sales	$5,879	$5,854	$11,480	$11,726
Cost of sales	4,467	4,461	8,738	9,083
Gross profit	1,412	1,393	2,742	2,643

Selling, general and administrative expenses	1,086	1,188	2,122	2,213
Operating income	326	205	620	430

Non-operating items
Interest expenses	-	-	-	(1)
Exchange gain /(loss), net	(13)	(27)	(12)	(24)
Interest income	4	5	8	9
Gain/Loss on disposal of Asset	112	-	110	(1)
Other income/( expenses)	-	(1)	-	-
Total non-operating income/ (expenses)	103	(23)	106	(17)

Share of profits/ (loss) of equity investees	5	-	5	-
Net income before income tax and non-controlling interests	434	182	731	413
Income taxes	(62)	(30)	(104)	(111)
Net Income before non-controlling interests	372	152	627	302
Add: Net Loss attributable to non-controlling interests	-	1	1	1
Net Income attributable to Highway Holdings Limited	$372	$153	$628	$303

Net Income per share - basic and diluted	$0.10	$0.04	$0.17	$0.08

Weighted average number of shares
Basic	3,779	3,778	3,779	3,778
Diluted	3,789	3,788	3,789	3,788

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	Sept 30	March 31
	2014	2014
Current assets:
Cash and cash equivalents	$7,783	$5,416
Restricted cash	-	643
Accounts receivable, net of doubtful accounts	3,671	3,157
Inventories	2,448	3,700
Investment in associate companies	30	-
Prepaid expenses and other current assets	561	1,044
Total current assets	14,493	13,960

Property, plant and equipment, (net)	1,076	1,213
Loan receiveables and long-term deposits	603	603

Total assets	$16,172	$15,776

Current liabilities:
Accounts payable	$1,459	$1,577
Accrual payroll and employee benefits	1,439	1,191
Other liabilities and accrued expenses	493	539
Net Tax payable	337	279
Total current liabilities	3,728	3,586
Long term liabilities :

Deferred income taxes	44	44
Total liabilities	3,772	3,630

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	1,021	770
Accumulated other comprehensive income	10	7
Treasury shares, at cost – 5,049 shares as of September, 30, 2014; and March 31, 2014 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	12,395	12,141
Non-controlling interest	5	5
Total shareholders’ equity	12,400	12,146
Total liabilities and shareholders’ equity	$16,172	$15,776

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – November 12, 2014 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.10 per share on the company’s common stock. The dividend will be paid on December 22, 2014 to shareholders of record on November 28, 2014.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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